UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Essent Group Ltd.
 (Name of Issuer)

Common Shares, Par Value $0.015 Per Share
 (Title of Class of Securities)

G3198U102
 (CUSIP Number)

PBRA (Cayman) Company
c/o Pine Brook Road Advisors, LLC
60 East 42nd Street, 50th Floor
New York, NY 10165
(212) 847-4335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3198U102	Page 2 of 9 Pages
1.	Names of Reporting Persons. PBRA (Cayman) Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,953,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,953,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: OO

SCHEDULE 13D
CUSIP No. G3198U102	Page 3 of 9 Pages
1.	Names of Reporting Persons. Essent Intermediate, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,953,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,953,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 4 of 9 Pages
1.	Names of Reporting Persons. Pine Brook Road Advisors, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,953,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,953,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 5 of 9 Pages
1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,953,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,953,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D
CUSIP No. G3198U102	Page 6 of 9 Pages
1.	Names of Reporting Persons. Howard H. Newman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,953,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,953,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D
Page 7 of 9 Pages

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D filed on November 12, 2013, as amended by Amendment No. 1 filed on November 26, 2014, Amendment No. 2 filed on March 13, 2015, Amendment No. 3 filed on August 18, 2015, Amendment No. 4 filed on March 11, 2016, Amendment No. 5 filed on November 14, 2016, and Amendment No. 6 filed on February 27, 2017 (collectively, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Effective June 15, 2017, Essent Intermediate entered into a trading plan with its broker (“Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “10b5-1 Plan”).  Pursuant to the 10b5-1 Plan, Broker is authorized and directed to sell Shares on behalf of Essent Intermediate in accordance with the instructions set out in the 10b5-1 Plan, subject to the satisfaction of certain conditions and certain restrictions.  Currently, any sales of Shares by Essent Intermediate are effected pursuant to the terms of the 10b5-1 Plan.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)             As of August 9, 2017, each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 5,953,072 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock, and may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that any of the Reporting Persons constitute a person or a group.

The foregoing beneficial ownership percentages are based on 93,423,101 shares of Common Stock outstanding as of August 1, 2017 according to the Company’s quarterly report on Form 10-Q, filed August 7, 2017.

(b)             Each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,953,072 shares of Common Stock described in Item 5(a) above.

(c)            During the past 60 days, the following transactions were effected by the Reporting Persons pursuant to the 10b5-1 Plan (as defined in Item 4 of this Amendment No. 7): (1) on July 7, 2017, Essent Intermediate sold 26,407 shares of Common Stock at a price of $39.12 per share; (2) on July 10, 2017, Essent Intermediate sold 45,827 shares of Common Stock at a price of $39.14 per share; (3) on July 17, 2017, Essent Intermediate sold 2,352 shares of Common Stock at a price of $39.00 per share; (4) July 18, 2017, Essent Intermediate sold an additional 35,277 shares of Common Stock at a price of $39.12 per share; (5) on July 19, 2017, Essent Intermediate sold 11,901 shares of Common Stock at a price of $39.12 per share; (6) on July 20, 2017, Essent Intermediate sold 24,850 shares of Common Stock at a price of $39.10 per share; (7) on July 25, 2017, Essent Intermediate sold 1,100 shares of Common Stock at a price of $39.01 per share; (8) on August 1, 2017, Essent Intermediate sold 32,570 shares of Common Stock at a price of $39.08 per share; (9) on August 2, 2017, Essent Intermediate sold 1,900 shares of Common Stock at a price of $39.05 per share; (10) on August 4, 2017, Essent Intermediate sold 118,904 shares of Common Stock at a price of $39.66 per share; (11) on August 7, 2017, Essent Intermediate sold 237,503 shares of Common Stock at a price of $40.61 per share; on August 8, 2017, Essent Intermediate sold 209,184 shares of Common Stock at a price of $39.78 per share, and on August 9, 2017, Essent Intermediate sold 36,922 shares of Common Stock at a price of $39.04 per share.

(d)            Except as set forth in this Item 5 and for persons referred to in Item 2 of Amendment No. 3 to the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)            Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Power of Attorney (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by PRBA (Cayman) Company on March 13, 2015)

SCHEDULE 13D
Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

August 10, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Essent Group Ltd. dated as of August 10, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

August 10, 2017